SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

08006054

SEC Mail
Mail Processing
Section

NOV 24 2008

Washington, DC
105

November 14, 2008

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published November 11 and 14, 2008.

Best regards,

Skanska AB

Marianne Bergström

PROCESSED
DEC 03 2008
THOMSON REUTERS

Published	Item	Document name	Required by
November 11, 2008	Press Release	Magnus Paulsson named President of Skanska Financial Services	law and by the listing agreement with Stockholm Stock Exchange
November 14, 2008	Press Release	Skanska to build student housing in Norway for SEK 350 M	law and by the listing agreement with Stockholm Stock Exchange

Press Release

November 11, 2008
08:30 am CET

Magnus Paulsson named President of Skanska Financial Services

Skanska has appointed Magnus Paulsson President of Skanska Financial Services. He succeeds Anders Årling, who earlier this year was named President of Skanska Infrastructure Development.

Magnus Paulsson has a Master of Science in Business Administration and has worked with Structured Finance within Skanska Financial Services since 2002. Previously, he worked within ABB Financial Services and at KPMG.

Skanska Financial Services is a support unit that focuses on providing financial expertise to the Group's business units. This includes arranging project financing, sales-supporting financial solutions as well as analyzing and managing financial risks or insurance matters.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

Press Release

November 14, 2008
10:30 am CET

Skanska to build student housing in Norway for SEK 350 M

Skanska has been contracted to build student housing in Trondheim, Norway. The contract amounts to NOK 300 M, about SEK 350 M, which is included in order bookings for the fourth quarter. The customer is the Student Welfare Association in Trondheim.

The contract involves construction of a new student housing area, Berg Studentby, and comprises a total of 17,000 square meters distributed among 644 student rooms and common areas. The project also involves certain demolition work.

Work begins in December and is scheduled to be completed in December 2010.

Skanska Norway focuses on construction and civil engineering operations. The unit has about 4,500 employees. In 2007, Skanska Norway generated revenues of approximately SEK 12.8 billion. In Norway, Skanska is also active in the development of residential projects and PPP (Public Private Partnership) projects.

For further information please contact:

Geir Linge, Head of Communications, Skanska Norway, tel +47 4000 6400
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END